                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                         Kings Road Entertainment, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                   0004961621
                                 (CUSIP Number)

                                 J. Gerald Combs
                             Morgan Kent Group, Inc.
                           711 Fifth Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 486-4800

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 16, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

-------------------
CUSIP No. 0004961621
-------------------

===============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Kent Group, Inc.

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [ ]
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3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7  SOLE VOTING POWER
   2,124,669
-------------------------------------------------------------------------------
8  SHARED VOTING POWER


-------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   2,124,669
-------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    53%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

Item 1.  Security and Issuer

          This statement on Schedule 13D is filed by Morgan Kent Group, Inc. ("Morgan Kent" or the "Reporting Person") relating to its beneficial ownership of the common stock, $.01 par value ("Common Stock"), of Kings Road Entertainment, Inc. (the "Issuer" or "Kings Road").

Item 2.   Identity and Background

          (a-c), (f). The person (the "Reporting Person") filing this statement is Morgan Kent, a Delaware corporation. The principal business address of the Reporting Person is 711 Fifth Avenue, New York, New York 10022.

          Morgan Kent is primarily engaged in the business of acquiring assets of or majority or controlling interests in the equity of existing businesses. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of, and each person controlling, Morgan Kent is set forth on Schedule A hereto which is incorporated herein by reference.

          J. Gerald Combs ("Combs") is the President, Chief Executive Officer and Chairman of the Board of Directors of Morgan Kent.

          Mr. Maysonave, as voting trustee pursuant to a voting trust expiring in March, 1999 (the "Voting Trust"), beneficially owns 3,300,000 shares of Series B Preferred Stock of Morgan Kent (the "Series B Preferred"). Under a stockholders agreement, the Series B Preferred has the power to elect three of the five directors constituting Morgan Kent's entire board of directors. The 3,300,000 shares constitute 51.2% of the 6,500,000 outstanding shares of the Series B Preferred. Messrs. Jeffrey K. Moore and Matthew R. Moore (the "Moore Brothers") together own a majority of the outstanding shares of the Series B Preferred and a majority of the shares in the voting trust, and, voting together, have the power under the voting trust agreement to replace Stephen Maysonave as voting trustee at any time for any reason. Each of the Moore Brothers disclaims beneficial ownership of the other's shares of Morgan Kent's Series B Preferred.

          (d,e). Except as disclosed in the following paragraph, during the last five years, neither the Reporting Person nor any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          During 1994 and 1995, William Moore, the father of the Moore Brothers, was a key consultant to Morgan Kent. In April 1996, William Moore was convicted of felonies in federal district court for the Western District of Texas related to the acquisition and operation of a Texas savings and loan from 1982 to 1984 and was ordered to pay approximately $12 million in restitution to several federal agencies. Although William Moore disclaims beneficial ownership of, or an economic interest in, the controlling shares of Morgan Kent owned by his sons, there can be no assurance that the federal government will not attempt to attribute an economic interest in such shares to William Moore, or that his sons will not sell such shares, in order to satisfy this restitution order. Either of these outcomes could result in a change in control of Morgan Kent and, therefore, the Issuer. Mr. Moore is appealing these convictions and restitution order.

Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase price of the shares of the Issuer's Common Stock (the "Shares") to be purchased by the Reporting Person in the event that the Purchase (as defined in Item 4 of this Schedule 13D) is consummated as reported in Item 2 of this Schedule 13D will be $2,967,738.

          The Shares which the Reporting Person is reporting herein will be beneficially owned by it after consummation of the Stock Purchase is expected to be purchased with funds raised through the sale of certain of its assets.

Item 4.   Purpose of Transaction

          On December 24, 1997, Morgan Kent and Kings Road entered into a Stock Purchase Agreement, dated as of December 11, 1997 (the "Purchase Agreement"), and a side letter (the "Side Letter") relating thereto, dated as of December 11, 1997 providing for the purchase (the "Purchase") by Morgan Kent of newly-issued shares of Kings Road common stock, par value $.01 per share ("Common Stock"), which would provide Morgan Kent with approximately 53% of the outstanding Common Stock on the date of such stock issuance. The closing of the Purchase is subject to the satisfaction of certain conditions, including the approval of the stockholders of Kings Road, which approval was obtained at an annual meeting of stockholders (the "Annual Meeting") of Kings Road held on April 16, 1998.

          The Side Letter contemplates a reverse stock split (the "Reverse Stock Split") of the Common Stock on the basis of one share of Common Stock for each three shares of presently issued and outstanding shares of Common Stock, without altering the number of authorized shares of capital stock. The Stock Split was proposed to provide the Issuer with sufficient authorized shares of Common Stock to consummate the Purchase. The stockholders of the Issuer approved the Stock Split at the Annual Meeting.

          In connection with the execution of the Purchase Agreement, the Estate of Stephen J. Friedman (the "Friedman Estate"), beneficial owner as of January 21, 1998, of approximately 1,060,957 shares of Common Stock (taking into account the Reverse Stock Split), executed a letter agreement with Morgan Kent, dated as of the date of the Purchase Agreement, pursuant to which the Friedman Estate, among other things, irrevocably appointed Morgan Kent as the Friedman Estate's proxy (the "Proxy") with full power of substitution to vote and represent all shares of Common Stock registered in its name in favor of the execution of the Purchase Agreement and the performance by the Company of the transactions contemplated thereby, in favor of the Reverse Stock Split and in favor of the election of Mr. Combs, the Chairman of Morgan Kent, and a nominee of Mr. Combs to fill the two director positions which would be left vacant by the anticipated resignations of Mr. Davidson and Ms. Aguado, currently two of the three directors of the Issuer, upon the approval of the Purchase and as contemplated by the Purchase Agreement. This irrevocable proxy represented the power to vote in such limited manner of the total voting power of the Common Stock prior to the Purchase.

          After the Purchase Morgan Kent will own 2,124,669 shares, or approximately 53% of the total voting power of the Common Stock, calculated after taking into account the Reverse Stock Split.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on April 23, 1998 the Reporting Persons named in Item 2 of this Schedule may be deemed to beneficially own the following aggregate numbers and percentages of the Issuer's Common Stock (based upon the number of shares reported to be outstanding in the Issuer's Proxy Statement for Annual Meeting of Stockholders held on April 16, 1998 and after taking into account the Reverse Stock Split).

==============================================================================
        Name             Shares of Common Stock           Percentage
-----------------------------------------------------------------------------
Morgan Kent                   2,124,669                          53%
-----------------------------------------------------------------------------
Stephen G. Maysonave          2,124,669                          53%
-----------------------------------------------------------------------------
Jeffrey K. Moore              2,124,669                          53%
-----------------------------------------------------------------------------
Matthew R. Moore              2,124,669                          53%
-----------------------------------------------------------------------------


     (b) Upon the Purchase, Morgan Kent will hold sole voting power with respect to the Common Stock owned by it; Mr. Maysonave, as voting trustee under the Voting Trust, may be deemed to indirectly hold sole voting power with respect to the Common Stock owned by Morgan Kent; and the Moore Brothers, as owners collectively of the majority of shares of Morgan Kent common stock held in the Voting Trust, may be deemed to indirectly hold shared voting power with respect to such Common Stock.

     (c) No trades in the Issuer's Securities have been effected during the past sixty (60) days by any of the Reporting Persons listed on Item 5(a) above.




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Please refer to the discussion, contained in Item 2 of this Schedule 13D, of the Friedman Estate's appointment of Morgan Kent as its proxy with respect to certain matters.


Item 7. Material to be Filed as Exhibits (to be filed by amendment to this Schedule 13D).

     Exhibit A - Securities Purchase Agreement dated as of December 11, 1997 by and between the Company and Morgan Kent.

     Exhibit B - Side letter dated as of December 11, 1997 from the Company to Morgan Kent.

     Exhibit C - Estate letter dated as of December 11, 1997 regarding lock-up and appointing Morgan Kent proxy.

                              EXHIBIT INDEX


     Exhibit                            Description

          A Securities Purchase Agreement dated as of December 11, 1997 by and between the Company and Morgan Kent

          B Side letter dated as of December 11, 1997 from the Company to Morgan Kent

          C Estate letter dated as of December 11, 1997 regarding lock-up and appointing Morgan Kent proxy




          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 1998



                                   MORGAN KENT GROUP, INC.

                                   By:  /s/ J. Gerald Combs
                                   ---------------------------------
                                   J. Gerald Combs, President

                              Position                 Other
Name and Address              with Morgan Kent         Occupation

J. Gerald Combs               President, Chief            Chairman of the
711 Fifth Avenue              Executive Officer and       Board and Chief
New York, New York 10022      Chairman of the Board       Executive Officer
                              of Directors                of Boundless
                                                          Corporation


E. Robert Shepard, Jr.        Vice-President, Secretary   Principal, Executive
SynerMark                     and Director                Vice-President and
6850 Austin Center Blvd.                                  Director of
Suite 220                                                 SynerMark
Austin, TX  78759-6543


H. John Trube                 Director                    President, Maverick
Maverick Marketing                                        Marketing
1101 Reinli
Austin, TX  78723


James W. Hood                 Director                    Private Investor
P.O. Box 4931
Jackson, MS  39296-4931


Stephen G. Maysonave          Stockholder                 General Manager of
Informix Software, Inc.                                   Informix Software,
1111 Broadway, Ste. 2000                                  Inc.
Oakland, CA  94607


Jeffrey K. Moore              Stockholder                 Financial Analyst of
Boundless Technologies                                    Boundless
Echelon IV, Ste. 200                                      Technologies, Inc.
Austin, TX  78759-6543


Matthew R. Moore              Stockholder                 College Student
603 W. 13th St.
Suite 340
Austin, TX


          All of the above-listed individuals are citizens of the United States of America.





117878

                                                                     EXHIBIT A


                            STOCK PURCHASE AGREEMENT


          STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of December 11, 1997, by and between Kings Road Entertainment, Inc., a Delaware corporation (the "Company") and Morgan Kent Group, Inc., a Delaware corporation ("Buyer").

          WHEREAS, the Company and Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) under the Securities Act of 1933, as amended (the "1933 Act");

          WHEREAS, the Company is authorized to issue up to 12 million shares of common stock, par value $.01 per share (the "Common Stock");

          WHEREAS, Buyer desires to purchase and the Company desires to issue and sell, upon the terms and conditions set forth in this Agreement, an aggregate of 6,374,007 shares of Common Stock (the "Stock"), for an aggregate purchase price as set forth herein;

          WHEREAS, the Board of Directors of the Company has determined that it is advisable and for the benefit and in the best interests of the Company and its stockholders that Buyer purchase a controlling interest in the Company by means of the purchase of the Stock (the "Stock Purchase"), on the terms and conditions hereinafter set forth; and

          WHEREAS, the Board of Directors of the Company approved this Agreement, the Stock Purchase and the other transactions contemplated hereby.

          NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the Company and Buyer hereby agree as follows:


                                   ARTICLE 1

                           PURCHASE AND SALE OF STOCK

          SECTION 1.1 Purchase of Stock. The Company shall issue and sell to Buyer and Buyer agrees to purchase from the Company the Stock at a purchase price of $2,967,738 (the "Purchase Price"). The issuance, sale and purchase of the Stock shall take place at the closing (the "Closing"). Subject to the satisfaction (or waiver) of the conditions thereto set forth in Sections 5 and 6 below, at the Closing the Company shall issue and sell to Buyer and Buyer shall purchase from the Company the Stock for the Purchase Price.

          SECTION 1.2 Form of Payment. On the Closing Date (as defined below), (i) Buyer shall pay the Purchase Price for the Stock to be issued and sold to it at the Closing by wire transfer of immediately available funds to the Company, in accordance with the Company's written wiring instructions, against delivery of a duly executed certificate(s) representing the number of shares of Stock which Buyer is purchasing, and (ii) the Company shall deliver such certificate(s) against delivery of payment of such Purchase Price.

          SECTION 1.3 Closing. Subject to the satisfaction (or waiver) of the conditions thereto set forth in Sections 5 and 6 below, the date and time of the issuance and sale of the Stock pursuant to this Agreement (the "Closing Date") shall be 10:00 a.m. Eastern Standard Time on December 31, 1997 or such other mutually agreed upon time. The Closing shall occur on the Closing Date at the offices of Werbel & Carnelutti, 711 Fifth Avenue, New York, New York 10022.

          SECTION 1.4 Legends. The Stock shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such Stock):

          "The Stock represented by this certificate has not been registered under the Securities Act of 1933, as amended. The Stock has been acquired for investment and may not be sold, transferred or assigned in the absence of an effective registration statement for the Stock under said Act, or an opinion of counsel, in form, substance and scope reasonably acceptable to the Company, that registration is not required under said Act or unless sold pursuant to Rule 144 under said Act."

          The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of any shares of Stock upon which it is stamped, if, unless otherwise required by applicable state securities laws, (a) such Stock is registered for sale under an effective registration statement filed under the 1933 Act or (b) such holder provides the Company with an opinion of counsel, in form, substance and scope reasonably acceptable to the Company, to the effect that a public sale or transfer of such Stock may be made without registration under the 1933 Act and such Stock is so sold or transferred or (c) such holder provides the Company with reasonable assurances that such Stock can be sold pursuant to Rule 144 under the 1933 Act (or a successor rule thereto) without any restriction as to the number of shares of Stock acquired as of a particular date that can then be immediately sold. Buyer agrees to sell all shares of Stock, including those represented by a certificate(s) from which the legend has been removed, in compliance with applicable prospectus delivery requirements, if any.


                                   ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                 The Company represents and warrants to Buyer that:

          SECTION 2.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, with the power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned, used, operated and conducted. The Company has no Subsidiaries. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary. "Subsidiaries" means any corporation or other business entity, whether incorporated or unincorporated, in which the Company owns, directly or indirectly, any equity or other ownership interest.

          SECTION 2.2 Authorization; Enforcement. (i) The Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby and to issue the Stock in accordance with the terms hereof, (ii) the execution and delivery of the Agreement by the Company and the consummation by it of the transactions contemplated hereby (including without limitation the issuance of the Stock) have been duly authorized by the Company's Board of Directors and the Majority Stockholder and no further consent or authorization by the Company, its Board of Directors or its shareholders is required, (iii) this Agreement has been duly executed and delivered by the Company, and (iv) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

          SECTION 2.3 Capitalization. As of the date hereof, the authorized capital stock of the Company consists of (i) 12 million shares of Common Stock of which 5,652,422 are issued and outstanding and 83,125 shares are reserved for issuance pursuant to the Company's stock option plans and (ii) 1,988,618 shares of Convertible Preferred Stock, par value $1.00 per share, consisting of 1,755,000 shares of Series A Convertible Preferred Stock and 233,618 shares of Series B Convertible Preferred Stock, of which no shares are issued and outstanding. Other than options to purchase 83,125 shares of Common Stock, there are no securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. All of such outstanding shares of capital stock are, or upon issuance will be, duly authorized, validly issued, fully paid and nonassessable. No shares of capital stock of the Company are subject to preemptive rights or any other similar rights of the stockholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company. Except as disclosed on Schedule 2.3, as of the effective date of this Agreement, (i) there are no outstanding options, warrants, rights, scrip rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the 1933 Act, and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) that will be triggered by the issuance of the Stock. The Company has furnished to Buyer true and correct copies of the Company's Certificate of Incorporation as in effect on the date hereof (the "Certificate of Incorporation"), the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable for Common Stock of the Company and the material rights of the holders thereof in respect thereto.

          SECTION 2.4 Issuance of Shares. The Stock is duly authorized and, upon issuance in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issue thereof and shall not be subject to preemptive rights, or other similar rights of stockholders of the Company.

          SECTION 2.5 No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) conflict with or result in a violation of any provision of the Certificate of Incorporation or By-laws or
(ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company is a party, or result in a violation of any material law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any material property or asset of the Company is bound or affected. The Company is not in violation of its Certificate of Incorporation, By-laws or other organizational documents and is not in default (and no event has occurred which with notice or lapse of time or both could put the Company in default) under, nor has the Company taken any action or failed to take any action that would give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company is a party or by which any material property or assets of the Company is bound or affected. The business of the Company is not being conducted in violation of any material law, ordinance or regulation of any governmental entity. Except as disclosed on Schedule 2.5 hereto, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof. Except as disclosed on Schedule 2.5, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company is unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not in violation of the listing requirements of the Nasdaq SmallCap Market ("Nasdaq") and, except as set forth in Schedule 2.5, has received no notice regarding the delisting or potential delisting of the Common Stock by Nasdaq.

          SECTION 2.6 Reports; Financial Statements. Since May 1, 1995, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with (i) the Securities and Exchange Commission ("SEC") pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to as the "SEC Documents") and (ii) any other applicable state securities authorities. The Company has delivered to Buyer true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents, including all SEC Documents filed after the date of this Agreement and prior to the Closing Date, were or will be prepared in all material respects in accordance with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were or will be filed with the SEC, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been or will be prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present or will present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the financial statements of the Company included in the SEC Documents, the Company has no liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to April 30, 1997, and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, which, individually or in the aggregate, are not material to the financial condition or operating results of the Company.

          SECTION 2.7    Taxes.  Except for such matters as are disclosed on
Schedule 2.7, the Company has timely filed or will timely file all returns and reports required to be filed by it with any taxing authority with respect to Taxes for any period ending on or before the Closing Date, taking into account any extension of time to file granted to or obtained on behalf of the Company,
(a) all Taxes shown to be payable on such returns or reports that are due prior to the Closing Date have been paid or will be paid when due, (b) as of the date hereof and as of the Closing Date, no deficiency for any material amount of Tax has been asserted in an oral or written notice to the Company or assessed by a taxing authority against the Company, (c) all liability for Taxes of the Company that are or will become due or payable with respect to periods covered by the financial statements referred to in Section 2.6 hereof have been paid or adequately reserved for on such financial statements, and (d) to the Company's knowledge, no Tax return or reports of the Company are under examination.
"Tax" or "Taxes" means any and all taxes, charges, fees and levies, payable to any federal, state, local or foreign taxing authority or agency, including, without limitation, i) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding disability, employment, social security, workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and iii) interest, penalties and additions to tax imposed with respect thereto.

          SECTION 2.8 Board Recommendation and Consent of Majority Stockholder. The Board of Directors of the Company, at a meeting duly called and held, has by requisite vote under applicable laws (i) determined that this Agreement and the transactions contemplated hereby, including the Stock Purchase, and the transactions contemplated thereby, taken together, are fair to and in the best interests of the stockholders of the Company and (ii) resolved to recommend that the holders of the shares of Common Stock approve this Agreement and the transactions contemplated herein, including the Stock Purchase. The Company has received the irrevocable consent of the Majority Stockholder to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

          SECTION 2.9 Books and Records. The books of account and other financial records of the Company are in all material respect complete and correct, are maintained in accordance with good business practices and all Laws applicable to the Company, and are accurately reflected in the consolidated financial statements of the Company contained in the SEC Reports. The minute books of the Company contain accurate records of all meetings, and accurately reflect all other corporate action of the shareholders and directors of the Company. "Laws" shall mean all applicable federal, state, local or foreign laws, regulations or orders or any other requirements of any governmental, regulatory or administrative agency or authority or court or other tribunal.

          SECTION 2.10 Absence of Certain Changes. Since April 30, 1997, there has been no material adverse change and no material adverse development in the assets, liabilities, business, properties, operations, financial condition, results of operations or prospects of the Company or change by the Company in its accounting methods, principles or practices.

          SECTION 2.11 Contracts. Listed on Schedule 2.11 hereto are all contracts and agreements of the Company which require or could result in the payment by or to the Company of more than $25,000 annually (the "Contracts"), whether oral (in which case a summary thereof should be provided) or written, in either case including, but not limited to, employment contracts, leases and management agreements. The Company has provided Buyer with a true and complete copy of each Contract. Each of the Contracts constitutes the valid and binding obligation of the Company and, to the Company's knowledge, the other party thereto, and is in full force and effect. The Company has performed and fulfilled all of its obligations under each of such Contracts required to be performed as of the date hereof, is not in default or material breach thereunder, and, to the knowledge of the Company, no other party is in default or material breach thereunder.

          SECTION 2.12   Absence of Litigation.  Except as disclosed in
Schedule 2.12, there is no action, suit, claim, proceeding, inquiry or investigation at law or in equity (including actions or proceeding seeking injunctive relief) pending before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company.

          SECTION 2.13 No Materially Adverse Contracts. The Company is not subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or can reasonably be expected in the future to have a material adverse effect on the operations, assets, financial condition or prospects of the Company. The Company is not a party to any contract or agreement which in the judgment of the Company's officers has or can reasonably be expected to have a material adverse effect on the operations, assets, financial condition or prospects of the Company.

          SECTION 2.14   Certain Transactions.  Except as set forth on Schedule
2.14 and except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from third parties and other than the grant of stock options disclosed on Schedule 2.3, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors) including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

          SECTION 2.15 No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any security under circumstances that would require registration under the 1933 Act of the issuance of the Stock to Buyer. The issuance of the Stock to Buyer will not be integrated with any other issuance of the Company's securities (past, current or, to the extent under the control of the Company's stockholders and directors as of the date hereof, future) which requires stockholder approval under the rules of The Nasdaq Stock Market, Inc.

          SECTION 2.16 No Brokers. The Company has taken no action which would give rise to any reasonable claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement or the transactions contemplated hereby whose commissions and fees will be paid for by the Company.

          SECTION 2.17 Permits, Compliance. The Company is in possession of all material franchises, grants, authorizations, licenses, permits, casements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Company Permits"), and there is no action pending or, to the knowledge of the Company, threatened regarding suspension or cancellation of any of the Company Permits. The Company is not in conflict with, or in default or violation of, any of the Company Permits. During the period commencing on April 30, 1997 and ending on the date hereof, the Company has received no notification with respect to possible conflicts, defaults or violations of applicable laws.

          SECTION 2.18 Disclosure. To the Company's knowledge, all information relating to or concerning the Company set forth in this Agreement is true and correct in all material respects and the Company has not omitted to state any material fact necessary in order to make the statements made herein, in light of the circumstances under which they were made, not misleading. To the Company's knowledge, no event or circumstance has occurred or exists with respect to the Company or its business, properties, prospects, operations or financial conditions, which under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

          SECTION 2.19 Intellectual Property. To the Company's knowledge, the Company possesses all intellectual property rights necessary to conduct the business of the Company as it is being conducted on the date hereof, except to the extent that the failure to possess such intellectual property rights would not have a material adverse effect on the operations, assets, financial condition or prospects of the Company. To the Company's knowledge, the Company is not infringing upon, and has not been charged with the infringement or violation of, the intellectual property rights of any other party, except as disclosed on Schedule 2.12 and for matters not material to the Company.

                                   ARTICLE 3

                     BUYER'S REPRESENTATIONS AND WARRANTIES

                 Buyer represents and warrants to the Company that:

          SECTION 3.1 Investment Purpose. As of the date hereof, Buyer is purchasing the Stock for its own account for investment only and not with a present view toward the public sale or distribution thereof, except pursuant to sales registered under the 1933 Act or exempt from the registration requirements thereof.

          SECTION 3.2 Information. Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Stock which have been requested by Buyer or its advisors. Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and have received what Buyer believes to be satisfactory answers to any such inquiries. Neither such inquiries nor any other due diligence investigation conducted by Buyer or any of its advisors or representatives shall modify, amend or affect Buyer's right to rely on the Company's representations and warranties contained in Section 2 above. Buyer understands that its investment in the Stock involves a significant degree of risk.

          SECTION 3.3 Governmental Review. Buyer understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Stock.

          SECTION 3.4 Transfer or Resale. Buyer understands that (i) the Stock has not been and is not being registered under the 1933 Act or any applicable state securities laws, and may not be transferred unless (a) subsequently included in an effective registration statement thereunder or (b) Buyer shall have delivered to the Company an opinion of counsel (which opinion shall be reasonably acceptable to the Company) to the effect that the Stock to be sold or transferred may be sold or transferred pursuant to an exemption from such registration or (c) sold pursuant to Rule 144 promulgated under the 1933 Act (or a successor rule), (ii) any sale of such Stock made in reliance on Rule 144 may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Stock under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such Stock under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. Notwithstanding the foregoing or anything else contained herein to the contrary, and in conformity with all Laws, the Stock may be pledged as collateral in connection with a bona fide margin account or any other lending arrangement.

          SECTION 3.5 Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, with the power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned, used, operated and conducted. Schedule 3.5 sets forth a list of all of the Subsidiaries of Buyer and the jurisdiction in which each is incorporated. Buyer and each of its Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary.

          SECTION 3.6 Authorization; Enforcement. (i) Buyer has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby, (ii) the execution and delivery of the Agreement by Buyer and the consummation by it of the transactions contemplated hereby have been duly authorized by Buyer's Board of Directors and no further consent or authorization by Buyer, its Board of Directors or its shareholders is required, (iii) this Agreement has been duly executed and delivered by Buyer, and (iv) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

          SECTION 3.7 No Conflicts. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby will not (i) conflict with or result in a violation of any provision of the Buyer's Certificate of Incorporation or By-laws in each case as in effect on the date hereof or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Buyer is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to Buyer or by which any property or asset of Buyer is bound or affected, where such conflict, violation, breach or default would have a material adverse effect on the operations, assets, financial condition or prospects of Buyer. Buyer is not in violation of its Certificate of Incorporation, By-laws or other organizational documents and is not in default (and no event has occurred which with notice or lapse of time or both could put Buyer in default) under, nor has Buyer taken any action or failed to take any action that would give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Buyer is a party or by which any material property or assets of Buyer is bound or affected where such violation, default, action or failure to take action would have a material adverse effect on the operations, assets, financial condition or prospects of Buyer. The business of Buyer is not being conducted in violation of any law, ordinance or regulation of any governmental entity where such violation would have a material adverse effect on the operations, assets, financial condition or prospects of Buyer. Except as specifically contemplated by this Agreement and not required under the 1933 Act and any applicable state securities laws, Buyer is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof. Except as disclosed on Schedule 3.7, all consents, authorizations, orders, filings and registrations which Buyer is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. Buyer is unaware of any facts or circumstances which might give rise to any of the foregoing.

          SECTION 3.8 Disclosure. To Buyer's knowledge, all information relating to or concerning Buyer set forth in this Agreement is true and correct in all material respects and Buyer has not omitted to state any material fact necessary in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading. To Buyer's knowledge, no event or circumstance has occurred or exists with respect to Buyer or its business, properties, prospects, operations or financial conditions, which under applicable law, rule or regulation, requires public disclosure or announcement by Buyer but which has not been so publicly announced or disclosed.

                                   ARTICLE 4

                                   COVENANTS

          SECTION 4.1 Affirmative Covenants of the Company. (a) The Company hereby covenants and agrees that, during the period commencing on the date hereof and continuing until the Closing Date unless otherwise expressly contemplated by this Agreement or consented to in writing by the other party, it will:

               (i) operate its business only in the usual and ordinary course consistent with past practices (except that the Company may make the Pre-Closing Distribution (as defined in Section 4.6 below) and may take any reasonable and lawful action outside the usual and ordinary course in connection with making the collections contemplated in clauses (B)(i) and (B)(ii) of such definition of Pre- Closing Distribution);

               (ii) preserve substantially intact its business organizations, maintain its rights and franchises, and otherwise operate its business in a manner that materially breaches no Contract;

               (iii) maintain and keep its business relationships intact and unimpaired, and its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted;

               (iv) promptly advise the other party of the commencement of, or threat of (to the extent that such threat comes to its knowledge), any claim, action, suit, proceeding or investigation against, relating to or involving it or any of its directors, officers, employees, agents or consultants in connection with its business or the transactions contemplated hereby;

               (v) provide Buyer with unaudited quarterly consolidated balance sheets and income statements and unaudited quarterly statements of cash position for each fiscal quarter following the date of this Agreement as soon as practicable following the end of each such fiscal quarter; and

               (vi) promptly provide the other party with copies of any and all reports or documents filed with the SEC.

          (b) The Company will cause its transfer agent to make stock transfer records relating to, and stockholder lists of, the Company available to the extent reasonably necessary to effectuate the intent of this Agreement.

          SECTION 4.2    Information Statement.   (a)  The Company shall use
its best efforts to file with the SEC, within ten business days after the date of this Agreement, an Information Statement (together with any amendment thereof or supplement thereto, the "Information Statement") prepared and filed with the SEC in accordance with the requirements of the 1934 Act and promptly take all action required by Delaware Law, the Nasdaq Stock Market, Inc. and its Certificate of Incorporation and By-Laws to consummate this Agreement and the transactions contemplated hereby. The Company shall give Buyer the opportunity to comment on the Information Statement prior to its filing with the SEC and delivery to the Company's stockholders, as applicable. As soon as practicable following clearance with the SEC, the Company shall mail the Information Statement to its stockholders.

          (b) The information supplied by the Company for inclusion in the Information Statement (except to the extent such information was provided to the Company by Buyer) shall not, at the time the Information Statement is delivered to the Company's stockholders, or at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Buyer for inclusion in the Information Statement (as defined below) (except to the extent such information was provided to Buyer by the Company) shall not, at the time the Information Statement is delivered to the Company's stockholders, or at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the 1933 Act and the rules and regulations thereunder and the 1934 Act and the rules and regulations thereunder.

          SECTION 4.3 Appropriate Action; Consents; Filings. (a) Each of the Company and Buyer shall use its best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate, satisfy the conditions to, and make effective the transactions contemplated by this Agreement, (ii) obtain from any governmental or regulatory authorities or other persons any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company and Buyer, as applicable, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Stock Purchase (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Stock Purchase required under (A) the 1933 Act and the 1934 Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, and (B) any other applicable Law. The Company and Buyer, as applicable, shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Information Statement) in connection with the transactions contemplated by this Agreement.

          (b) Each of the Company and Buyer, as applicable, agrees to contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that is in effect and that restricts, prevents or prohibits the consummation of the Stock Purchase or any other transactions contemplated by this Agreement, including, without limitation, by pursuing all available avenues of administrative and judicial appeal; provided, however, that in no event shall the Company or Buyer take, or be required to take, any action that would have a material adverse effect on the operations, assets, financial condition or prospects of the Company or Buyer, as the case may be.

          (c) Each of the Company and Buyer, as applicable, shall give any notices to third parties, and use its best efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (ii) disclosed or required to be disclosed on the Schedules hereto, (iii) otherwise required under any contracts, licenses, leases or other agreements in connection with the consummation of the transactions contemplated herein or (iv) required to prevent a material adverse effect on the operations, assets, financial condition or prospects of the Company or Buyer, as the case may be, from occurring prior to or after the Closing Date.

          (d) In the event that either the Company or Buyer, as applicable, shall fail to obtain any third party consent described in subsection (c) above, such party shall use its best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the parties hereto, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Closing Date, from the failure to obtain such consent.

          SECTION 4.4 Public Announcements. The Company and Buyer shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Stock Purchase and the transactions contemplated thereby and shall not issue any such press release or make any such public statement prior to such consultation; provided, however, that no such disclosure shall be required if applicable Law, stock exchange requirements or the requirements of the NASD do not permit such prior consultation or impose timing obligations that would render such consultation impracticable.

          SECTION 4.5 Nasdaq Listing. The Company shall use its best efforts to cause the shares of Common Stock to be issued in connection with the Stock Purchase to be approved for quotation on the Nasdaq SmallCap Market prior to the Closing Date or as soon as practicable thereafter.

          SECTION 4.6 Negative Covenants of the Company. Except as expressly contemplated by this Agreement or otherwise consented to in writing by Buyer (which consent shall not be unreasonably withheld), from the date of this Agreement until the Closing Date, the Company will not do any of the following:

               (a) (i) increase the compensation payable to or to become payable to any director, officer or employee; (ii) grant any severance or termination pay (other than pursuant to its normal severance policy as in effect on the date of this Agreement) to, or enter into any employment or severance agreement with, any director, officer or employee other than employment agreements entered into with the consent of Buyer, which consent shall not be unreasonably withheld; or (iii) establish, adopt, enter into or amend any employee benefit plan or arrangement except as may be required by applicable Law;

               (b) declare or pay any dividend on, or make any other distribution (however characterized) in respect of, outstanding shares of its capital stock, except for the Pre-Closing Distribution (as defined below) to be paid on a pro-rata basis to shareholders of the Company (other than Buyer) subsequent to the date of this Agreement but prior to the Closing Date;

               (c) (i) redeem, purchase or otherwise acquire any shares of its capital stock or equity interest or any securities or obligations convertible into or exchangeable for any shares of its capital stock or equity interest or any options, warrants or conversion or other rights to acquire any shares of its capital stock or any such securities or obligations (except in connection with the exercise of outstanding stock options or stock purchase warrants referred to herein, in accordance with their terms or, in connection with the conversion of convertible debentures, in accordance with their terms);
(ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

               (d) (i) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges or other encumbrances) of, any shares of any class of its capital stock or other securities (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares (except for the issuance of shares upon the exercise of outstanding stock options, stock purchase warrants or the conversion of outstanding convertible debentures, in accordance with their terms); (ii) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof; or (iii) take any action to accelerate the vesting of any of the stock options;

               (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division (other than a wholly-owned subsidiary) thereof, or otherwise acquire or agree to acquire any assets of any other person;

               (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its assets outside of the ordinary course of business;

               (g) propose or adopt any amendments to its Certificate of Incorporation or By-Laws;

               (h)  (i)  change any of its methods of accounting in effect, or
(ii) make or rescind any express or deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes (except where the amount of such settlements or controversies, individually or in the aggregate, does not exceed $10,000), or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended April 30, 1997, except as may be required by Law or generally accepted accounting principles;

               (i) incur any obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument, of $25,000 or more;

               (j) enter into any material arrangement, agreement or contract with any third party which requires the payment of the Company of in excess of $25,000;

               (k) amend any of the material terms or provisions of its capital stock; and

               (l) discuss or enter into negotiations with any entity (other than Buyer), or agree in writing or otherwise, to do any of the foregoing.

          The "Pre-Closing Distribution" shall consist of (A) an aggregate of $2,492,922, the value of the Company's cash and marketable securities as of August 31, 1997, (B) plus, to the extent collected prior to the Closing, (i) an amount estimated to be approximately $187,000 owed to the Company by World Icon Distribution Enterprises C.V. and (ii) an amount estimated to be approximately $44,000 owed to the Company in connection with the sale of certain foreign licenses by Moonstone Entertainment, Inc., an agent of the Company, (C) less the aggregate amount of the costs associated with the preparation of the proxy statement and solicitation of stockholders to be effected in connection with the transactions contemplated hereby and the Company's legal fees and other expenses incurred in connection with the negotiation and consummation of the Stock Purchase.

          SECTION 4.7 Access and Information. Between the date of this Agreement and the Closing Date or earlier termination of this Agreement, the Company shall (i) afford Buyer and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the "Representatives") reasonable access upon reasonable prior notice to its officers, employees, agents, properties, offices and other facilities and to the books and records thereof and (ii) furnish promptly to Buyer and its Representatives such information in its possession or control concerning its business, properties, contracts, records and personnel (including, without limitation, financial, operating and other data and information) as may reasonably be requested, from time to time, by Buyer. All of such data and information shall be subject to the terms and conditions of the confidentiality agreement each party signed for the benefit of the other party dated March 18, 1997 (the "Confidentiality Agreement").

          SECTION 4.8    Confidentiality.    The parties will comply with all
of their respective obligations under the Confidentiality Agreement.

          SECTION 4.9 Restrictions on Transfers by the Majority Stockholder. The Company shall obtain from the Majority Stockholder an executed agreement in form and substance satisfactory to Buyer that, except to the extent permitted in accordance with the volume limitations of Rule 144 of the 1933 Act, for a period of one year from the date hereof, the Majority Stockholder shall not directly or indirectly offer to sell, grant any option for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of any legal or beneficial interest in any shares of Common Stock, any securities convertible into or exercisable or exchangeable for shares of Common Stock, or any warrants, options or other rights to purchase, subscribe for, or otherwise acquire any shares of Common Stock (including, without limitation, any such shares, securities or rights that may be deemed to be beneficially owned by the Majority Stockholder in accordance with the Rules and Regulations of the SEC promulgated under the 1933 Act).

          SECTION 4.10 Irrevocable Proxy of the Majority Stockholder. The Company shall obtain the irrevocable proxy of the Majority Stockholder appointing Buyer its attorney-in-fact with power and authority to vote the shares of Common Stock owned by it in favor of execution of this Agreement and the performance by the Company of the transactions contemplated hereby.

          SECTION 4.11 Board of Directors.   As soon as practicable following
the Closing Date, the members of the Company's Board of Directors on the date hereof, other than Mr. Kenneth I. Aguado, shall resign, and Buyer (on its own behalf and as attorney-in-fact of the Majority Stockholder) shall elect Mr. Gerald Combs and a nominee of Mr. Gerald Combs, and shall re-elect Mr. Aguado, to serve on the Company's Board of Directors.

                                   ARTICLE 5

                 CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL

          The obligation of the Company hereunder to issue and sell the Stock to Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

          SECTION 5.1 Representations and Warranties. The representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date and the Buyer shall have delivered to Company a certificate to that effect.

          SECTION 5.2    Agreements and Covenants.     The Buyer shall have
performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it in all material respects prior to the Closing Date and the Buyer shall have delivered to the Company a certificate to that effect.

          SECTION 5.3 Consents and Approvals. All material consents, approvals and authorizations legally required to be obtained to consummate the Stock Purchase shall have been obtained from all required governmental or regulatory authorities and any other third party.

          SECTION 5.4 Opinion of the Buyer's Counsel. The Company shall have received an opinion, dated the Closing Date, of Werbel and Carnelutti, counsel to the Buyer, in form and substance reasonably satisfactory to the Company substantially in the form set forth as Exhibit 5.4.

          SECTION 5.5 No Order. No governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Stock Purchase illegal or otherwise prohibiting consummation of the Stock Purchase.

          SECTION 5.6    Information Statement.   Buyer shall have furnished to
the Company all information relating to it required by law to be included in the Information Statement.

                                   ARTICLE 6

                  CONDITIONS TO BUYER'S OBLIGATION TO PURCHASE

          The obligation of Buyer hereunder to purchase the Stock at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for Buyer's sole benefit and may be waived by Buyer at any time in its sole discretion:

          SECTION 6.1 Delivery of the Information Statement. The definitive Information Statement shall have been prepared and filed with the SEC and mailed to the Company's stockholders in accordance with the applicable rules and regulations of the SEC. All necessary state securities and blue sky permits, approvals and exemption orders required in connection with the transactions contemplated by this Agreement, if any, shall have been obtained.

          SECTION 6.2    Employment Agreement.    The Company shall have
entered into an employment agreement with Kenneth I. Aguado, substantially in the form of Exhibit 6.2 hereto.

          SECTION 6.3 Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date and the Company shall have delivered to Buyer a certificate to that effect.

          SECTION 6.4    Agreements and Covenants.     The Company shall have
performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it in all material respects prior to the Closing Date and the Company shall have delivered to Buyer a certificate to that effect.

          SECTION 6.5 Consents and Approvals. All material consents, approvals and authorizations legally required to be obtained to consummate the Stock Purchase shall have been obtained from all required governmental or regulatory authorities and any other third party.

          SECTION 6.6 Opinion of the Company's Counsel. Buyer shall have received an opinion, dated the Closing Date, of Guth Rothman & Christopher LLP, counsel to the Company, in form and substance reasonably satisfactory to Buyer substantially in the form set forth as Exhibit 6.6.

          SECTION 6.7    No Material Adverse Effect.   Since April 30, 1997,
there shall have been no event, change or effect that, individually or when taken together with all other such events, changes or effects, would be materially adverse to the condition (financial or otherwise), prospects, properties, assets, business or operations of the Company, taken as a whole, at the time of such event, change or effect; provided, however, that for purposes of this Agreement, any change occurring between the date of this Agreement and the Closing Date in the amount of cash held by the Company as a direct result of payment of expenses relating to the Stock Purchase (including the Pre-Closing Distribution) shall not be deemed a material adverse effect, nor shall there have occurred prior to the Closing Date any change, occurrence or circumstance in the business, results of operations or financial condition of the Company likely to have, individually or in the aggregate, a material adverse effect.

          SECTION 6.8 Certificates. In addition to the certificates referred to in Sections 6.3 and 6.4 hereof, Buyer shall have received such certificates from officers and representatives of the Company as it shall have reasonably requested.

          SECTION 6.9 No Order. No governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Stock Purchase illegal or otherwise prohibiting consummation of the Stock Purchase.

                                   ARTICLE 7

                                INDEMNIFICATION

          SECTION 7.1 Indemnity by the Company. Until one year from the date hereof and to the extent set forth in Section 7.3 hereof, the Company agrees to indemnify and hold harmless Buyer and its successors and assigns and its and their respective officers, directors, controlling persons (if any), employees, attorneys, agents, affiliates, partners and stockholders, in each case past, present, or as they may exist at any time after the date of this Agreement (including Buyer, the "Buyer Indemnitees") against and in respect of any and all claims, suits, actions, proceedings (formal and informal), investigations, judgments, deficiencies, damages, settlements, liabilities, losses, costs and legal and other expenses (collectively, "Losses") arising out of or based upon (i) any breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement or in any other agreement executed and delivered by the Company hereunder or in connection herewith that remains uncured for a period of ten days following the delivery by a Buyer Indemnitee of written notice thereof to the Company and (ii) any action by any stockholder of the Company relating to the Stock Purchase and the transactions contemplated hereby and thereby which, in either case, results in Losses to Buyer in excess of $75,000.

          SECTION 7.2 Defense of Claims. Any Buyer Indemnitee (the "Indemnified Party") seeking indemnification under this Agreement shall give to the party obligated to provide indemnification to such Indemnified Party (the "Indemnitor") a notice (a "Claim Notice") describing in reasonable detail the facts giving rise to any claim for indemnification hereunder promptly upon learning of the existence of such claim and in no event later than one year from the date of this Agreement. Upon receipt by the Indemnitor of a Claim Notice from an Indemnified Party with respect to any claim of a third party, such Indemnitor may assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party and, in such event, shall agree to pay and otherwise discharge with the Indemnitor's own assets all judgments, deficiencies, damages, settlements, liabilities, losses, costs and legal and other expenses related thereto; and the Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony and attend all such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. If the Indemnitor does not assume the defense thereof, the Indemnitor shall similarly cooperate with the Indemnified Party in such defense or prosecution. The Indemnified Party shall have the right to participate in the defense or prosecution of any lawsuit with respect to which the Indemnitor has assumed the defense and to employ its own counsel therein, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Indemnitor shall not have promptly employed counsel reasonably satisfactory to such Indemnified Party to take charge of the defense of such action or (ii) such Indemnified Party shall have reasonably concluded that there exists a significant conflict of interest with respect to the conduct of such Indemnified Party's defense by the Indemnitor, in either of which events such fees and expenses shall be borne by the Indemnitor and the Indemnitor shall not have the right to direct the defense of any such action on behalf of the Indemnified Party. The Indemnitor shall not have the right to settle any claim solely for monetary damages for which indemnification has been sought and is available hereunder without the prior written consent of the Indemnified Party. The Indemnified Party shall give written notice to the Indemnitor of any proposed settlement of any suit, which settlement the Indemnitor may, if it shall have assumed the defense of the suit, reject in its reasonable judgment within 10 days of receipt of such notice. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any suit for which indemnification has been sought and is available hereunder; provided, that, if the defense of such claim shall have been assumed by the Indemnitor, the Indemnified Party shall automatically be deemed to have waived any right to indemnification hereunder.

          SECTION 7.3 Indemnification Amount. In the event that Buyer has suffered Losses under Section 7.1, the Company shall issue to Buyer a number of additional shares of Common Stock equal to (A) the amount of Losses suffered by Buyer in excess of $75,000, (B) divided by $.4656.

          SECTION 7.4 Composition of Board of Directors in Connection with Indemnification. In connection with any matter for which indemnification is sought or any proceeding for indemnification brought by a Buyer Indemnitee, the actions of the Company shall be controlled by those members of the Company's

Board of Directors who were members of the Company's Board of Directors on the date of this Agreement and not by the entire Board of Directors on such date.

                                   ARTICLE 8

                       TERMINATION, AMENDMENT AND WAIVER

          SECTION 8.1    Termination.   This Agreement may be terminated at any
time prior to the Closing Date:

               (a)  by mutual written consent of the Company and Buyer;

               (b) by Buyer, if any representation or warranty made by the Company in this Agreement shall not have been true when made or the failure of the Company to satisfy its obligations under Articles 1 and 4 hereof, where such breach or failure results in Losses to Buyer in excess of $75,000 and which breach or failure has not been cured within ten days from the date written notice thereof is delivered to the breaching party by the other party;

               (c) by the Company, if any representation or warranty made by Buyer in this Agreement shall not have been true when made and or the failure of Buyer to satisfy its obligations under Articles 1 and 4 hereof, which breach or failure has not been cured within ten days from the date written notice thereof is delivered to the breaching party by the other party;

               (d) by the Company or Buyer, if there shall be any Order which is final and nonappealable preventing the consummation of the Stock Purchase, except if the party relying on such Order has not complied with its obligations under Article 4 hereof;

               (e) by the Company or Buyer, if the Closing Date shall not have occurred before December 31, 1997; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any party whose (or whose affiliates(s)) breach of any representation or warranty or failure to perform or comply with any obligation under this Agreement has been the proximate cause of, or proximately resulted in, the failure of the Closing Date to occur on or before such date; or

               (f) by the Company or Buyer at any time prior to the Closing Date if (i) in the case of termination by Buyer, any of the conditions specified in Article 6 shall not have been met or waived prior to such time as such condition can no longer be satisfied or (ii) in the case of termination by the Company, any of the conditions specified in Article 5 shall not have been met or waived prior to such time as such condition can no longer be satisfied.

               The right of any party hereto to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

          SECTION 8.2    Effect of Termination.   Subject to the provisions of
Section 9.1, in the event of the termination of this Agreement pursuant to
Section 8.1, the parties to this Agreement shall have no rights and obligations hereunder; provided, however, that all rights and obligations pursuant to Sections 4.7, 4.8 and 8.5 hereof shall survive termination of this Agreement.

          SECTION 8.3    Amendment.     To the extent permitted by applicable
law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing Date. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

          SECTION 8.4    Waiver.   At any time prior to the Closing Date, any
party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby and no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission on exercise or other indulgence.

          SECTION 8.5    Fees, Expenses and Other Payments.      (a) Except as
provided in Section 8.5(c), all Expenses (as defined in paragraph (b) of this Section 8.5) incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such Expenses.
               (b) "Expenses" as used in this Agreement shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Information Statement, the communication with stockholders and all other matters related to the closing of the transactions contemplated herein.

               (c)  If this Agreement shall be terminated by Buyer pursuant to
Section 8.1(b) or by the Company pursuant to Section 8.1(c), then the non-terminating party shall pay to the terminating party, in consideration of the time, effort and resources expended in connection herewith, an amount equal to the sum of $75,000, plus any fees or expenses incurred by the non-terminating party in connection with the collection of such amount (the "Collection Expenses"). The remedies set forth in this Section 8.5(c) shall be the sole and exclusive remedy of a party in the event of termination of this Agreement as described herein.

               (d) Any payment required to be made pursuant to Section 8.5(c) shall be made to Buyer not later than three business days after delivery to the Company of notice of demand for payment and an itemization setting forth in reasonable detail all Collection Expenses, if any, and shall be made by wire transfer of immediately available funds to an account designated by the Buyer in the notice of demand for payment delivered pursuant to this Section 8.5(d).

                                   ARTICLE 9

                               GENERAL PROVISIONS

          SECTION 9.1 Effectiveness of Representations, Warranties and Agreements. Except as may be limited as set forth in Article 7 and Section 8.2, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement, and shall survive until the first anniversary of the date of this Agreement.

          SECTION 9.2 Notices. Any notices required or permitted to be given under the terms of this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular U.S. mail, or upon receipt, if delivered personally, by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications shall be:
                    If to the Company:

                         Kings Road Entertainment, Inc.
                         1901 Avenue of the Stars
                         Suite 1545
                         Los Angeles, California  90067
                         Attention: Kenneth I. Aguado
                         Fax: (310) 277-4468

                    with a copy to:

                         Guth Rothman & Christopher LLP
                         10866 Wilshire Boulevard
                         Suite 1250
                         Los Angeles, California  90024
                         Attention:  Theodore E. Guth, Esq.
                         Fax: (310) 470-8354

                    If to Buyer:

                         Morgan Kent Group, Inc.
                         545 Madison Avenue
                         14th Floor
                         New York, New York  10022
                         Attention:  J. Gerald Combs
                         Fax:  (212) 486-6972

                    with a copy to:

                         Werbel & Carnelutti
                         A Professional Corporation
                         711 Fifth Avenue
                         New York, New York 10022
                         Attention: Stephen M. Davis, Esq.
                         Fax: (212) 832-3353


          Each party shall provide notice to the other party of any change in address.

          SECTION 9.3 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other. Notwithstanding the foregoing, Buyer may assign its rights hereunder to any of its "affiliates" as that term is defined under the 1934 Act that it controls or with respect to which it holds controlling voting or dispositive power, without the consent of the Company. Notwithstanding the foregoing or anything else contained herein to the contrary and in conformity with all applicable Laws, the Stock may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

          SECTION 9.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 9.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

          SECTION 9.6    Entire Agreement.   This Agreement (together with the
Exhibits and Schedules hereto) constitutes the entire agreement of the parties and supersedes all prior agreements, warranties, statements, promises, understandings and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

          SECTION 9.7    Assignment.    This Agreement shall not be assigned by
operation of law or otherwise.

          SECTION 9.8    Parties in Interest.     This Agreement shall be
binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          SECTION 9.9 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

          SECTION 9.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of laws rules of the State of Delaware or any other jurisdiction that would call for the application of the laws of any jurisdiction other than the State of Delaware.

          SECTION 9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          SECTION 9.12 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                  [Remainder of Page Intentionally Left Blank]

          IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.


                                        KINGS ROAD ENTERTAINMENT, INC.



                                        By:  /s/ Kenneth I. Aguado
                                        ----------------------------
                                        Name:  Kenneth I. Aguado
                                        Title: President



                                        MORGAN KENT GROUP, INC.



                                        By:  /s/ J. Gerald Combs
                                        ----------------------------
                                        Name:  J. Gerald Combs
                                        Title: President

                                 SCHEDULE 2.3



Outstanding options to purchase shares of Common Stock: 83,125 (held by Kenneth Aguado).

                                       SCHEDULE 2.5



The attached correspondence between NASDAQ and the Company is hereby incorporated into this Schedule 2.5.

                                      SCHEDULE 2.7



None.

                                      SCHEDULE 2.11


The Company must pay residuals to the Screen Actors Guild, Directors Guild America, Writers Guild America (Western), America Federation of Musicians and Motion Picture Industry Pension and Health Plan. As of February 28, 1997, such residuals amounted to approximately $242,000 (and, as of the date hereof, such residuals amount to a lesser amount than as of February 28, 1997). Film Storage Costs (no written agreements) -- at Pacific Title Archives and Technicolor Systems, Ltd. (London) (as of date hereof, approximately $25,000 per year).

Option Purchase Agreement by and between the Company and Spelling Films, Inc., dated September 12, 1997 (re: "Rogues").

Option/Assignment Agreement by and between the Company and Fox 2000 Pictures, dated August 8, 1997 (re: "Vulgarians").

Producer Borrowing Agreement by and between the Company and Fox 2000 Pictures, dated September 22, 1997 (re: "Vulgarians").

Agreement by and between the Company and the William Morris Agency regarding the financing, sale and distribution of "The Magic Mountain". See letter from Roger Armstrong to Gary Barkin, dated October 28, 1997, and letter from the Company to the William Morris Agency, dated April 28, 1997.

Pending Producers' Agreement--Loanout (Development and Producing Services) by and between the Company, Spelling Films, Inc., Fair Dinkum (d/b/a Yard Sale Productions f/s/o Henry Winkler) and Fair Dinkum, Inc. (d/b/a Monument Pictures f/s/o Roger Birnbaum and Steven Bloom) (dated May 14, 1997 but not executed).

Negotiations ongoing between the Company and Filmwerks regarding "Ticker". The Company would transfer to Filmwerks certain rights to the "Ticker" screenplay in return for approximately $125,000 payable to the Company from revenues from "Ticker" following all necessary payments to lending institution and distributor involved in the project. In addition, the Company would share with Filmwerks in further revenues from "Ticker".

Motion Picture Licensing Agreement by and between Moonstone Entertainment, Inc. and Estoaat B.V. dated as of August 13, 1996 (re: "Redemption", "Kickboxer 5" and "The Stranger").

Negotiations ongoing between the Company and MGM/UA for Kenneth Aguado's non-exclusive producing services on "Sexual Life".

Negotiations ongoing between the Company and 20th Century Fox TV for Kenneth Aguado's non-exclusive producing services on "Psychward".

Agreement by and between the Company and SK Films, Inc., dated (as per subsequent letter) as of November 30, 1993.

Joint Venture Agreement by and among the Company, Strother Film Partners II ("STROTHER II") and Strother Investment Co., Inc. ("STROTHER INVESTMENT"), dated December 31, 1986, as amended by Amendment No. 1, dated February 27, 1987.

Settlement Agreement by and among the Company, Strother II, Strother Investment, Stephen Friedman and Wetherly, Inc., dated March 23, 1990.

Purchase and Sale Agreement by and between the Company and World Icon Distribution Enterprises C.V. ("ICON"), dated October 3, 1995, as amended November 13, 1995 and further amendment pending.

Copyright Assignment by and between the Company and ICON, dated October 3, 1995.

Motion Picture Licensing Agreements by and between the Company and ICON, dated February 5, 1996.

Settlement Agreement and Mutual Release by and between the Company and ICON, dated February 25, 1997.

Agreement by and between the Company and Rigel Independent Distribution and Entertainment, Ltd., dated June 6, 1997 (re: "Kickboxer").

Asset Purchase Agreement by and between the Company and Kinnevik Media Properties, Ltd., dated June 25, 1996.

Lease Agreement by and between the Company and Shuwa Investments Corporation, dated April 1, 1988, as amended September 17, 1991, as further amended June 19, 1992 and as further amended May 1, 1996.

Escrow Agreement by and between Chase Trust Company of California and the Company, the liquidating trustee of Kings Road Productions, formerly a New York limited partnership ("KRP"), dated May 1, 1997.

Dissolution Agreement, dated April 8, 1981 (regarding KRP limited partnership agreement, dated April 30, 1975).

Liquidating Trustee's Notice to KRP limited partners, dated March 20, 1997 (and other dates as noted):

               Irving Fogel
               Gerald Frankel
               Albert Fried
               Dorothy Friedman
               Estate of Roslyn Handwerker
               Harold Kuhne
               Estate of Alfred Rabiner
               Muriel Rabiner
               Ione Ralphs Trust
               Regal Capital Co. (September 19, 1996)
               Judy Tycher (August 14, 1996)
               S.R. Thum

Agreement by and between KRP and Time Life Films, Inc., dated February 17, 1978, as amended December 28, 1978 and as further amended November 15, 1979 (re: "The President's Mistress").

Related letter of instruction, dated May 15, 1997 (re: "The President's Mistress").

Letter of Instruction from the Company to Paramount Entertainment, dated May 15, 1997 (re: "Little Darlings"). Little Darlings was produced pursuant to a production agreement entered into by and between KRP and Paramount Entertainment in 1989.

Agreement by and among KRP, Universal Studios, Inc. and Robert Wunsch, dated November 17, 1975 (re: "Slapshot").

Letter Agreement by and among KRP, Universal Pictures, Stephen J. Friedman Films, Inc. and Robert Wunsch, dated May 26, 1976 (re: "Slapshot").

Letter of Instruction from KRP to Universal Pictures, dated May 11, 1981 (re:
"Slapshot").

Letter of Instruction from the Company to Universal Pictures, dated May 15, 1997 (re: "Slapshot").

Letter of Instruction from the Company to Regal Productions, Inc. ("REGAL"), dated May 14, 1997 (re: "Fastbreak").

Letter Agreement by and between KRP and Regal, dated April 10, 1978 (re:
"Fastbreak").

Settlement and Release Agreement by and between the Company and Regal, dated October 15, 1991 ("Fastbreak").

Notice of Irrevocable Authority from Stephen Friedman to Regal, dated November 18, 1982 ("Fastbreak").

Agreement by and between the Company and ITC Entertainment, Inc., dated November 12, 1987 (re: "All of Me").

Agreement by and between the Company and Universal Pictures, dated May 21, 1985.

Letter Agreement regarding Memo of Agreement for Distribution by and between the Company and Universal Pictures, dated April 14, 1981, as amended April 14, 1981, as further amended April 20, 1981, as further amended July 8, 1983, as further amended October 25, 1984, as further amended December 10, 1984, as further amended December 14, 1984 and as further amended January 3, 1985.

Pickup Distribution Agreement by and between the Company and Universal Pictures, dated May 21, 1985.

License Agreement by and between Tigertail Video, Inc. and Home Box Office, Inc., dated April 18, 1990 (re: "Kickboxer II").

Agreement by and between the Company and ITC Entertainment, Inc., dated November 10, 1986, amended December 5, 1986 and as further amended April 5, 1996.

Agreement by and between the Company and Island Records, Inc., dated April
1987.

Agreement by and among Moonstone Entertainment (as agent for the Company) ("Moonstone"), Tigertail Video, Inc. and CFP Distribution, Inc., dated July 1, 1995.

Agreement by and among Moonstone and Atrium Productions KFT, dated June 18,
1996.

Agreement by and between Worldvision Enterprises, Inc. ("Worldvision") and the Company, dated December 28, 1989.

Agreement by and between Worldvision and the Company, dated May 13, 1991, as amended September 27, 1991.

                                  SCHEDULE 2.12


On March 3, 1997, Jasmine Films, Inc. ("JASMINE") initiated arbitration with the American Arbitration Association of its claim that the Company breached the terms of a limited partnership agreement between the Company, as general partner, and SK Films, Inc. for the purpose of producing and distributing one motion picture. See Agreement by and between the Company and SK Films, Inc., dated (as per subsequent letter) as of November 30, 1993. Jasmine also claims, among other things, that the Company is liable for breach of fiduciary duty, negligence and negligent misrepresentation. Jasmine seeks unspecified damages in excess of $1.5 million. Arbitration of this dispute is scheduled to begin November 3, 1997.

On March 19, 1997, Strother II and Strother Investment (collectively, "STROTHER") filed lawsuits against the Company and the Estate of Stephen Friedman ("FRIEDMAN ESTATE") in United States Bankruptcy Court for the District of New Jersey and in Los Angeles Superior Court. Strother alleges that the Company breached the terms of a settlement agreement entered into between Strother and the Company in March 1990 concerning a prior lawsuit. Strother also alleges that the Company breached a December 31, 1986 joint venture agreement between the Company and Strother pursuant to which a joint venture between the Company and Strother (which terminated March 20, 1993) financed the domestic theatrical distribution expenses of two Company-produced motion pictures in return for a percentage of certain revenues generated by the two motion pictures. In addition, Strother also alleges, among other things, that the Company breached its fiduciary duty and committed fraud. Strother seeks unspecified damages in excess of $1 million. The Company, as of the date of this Agreement, awaits written confirmation that the lawsuit in United States Bankruptcy Court for the District of New Jersey has been dismissed without prejudice.

Letter from Jennifer Rocco to Christopher Trunkey, dated March 12, 1997, alleging that the Company owes Frank Loggia a bonus equal to $30,000. Mr. Loggia's allegation is based upon a contract by and between him and Osmosis Productions, Inc.

Letter from Sven-Erik Hammarstolpe to William Immerman, dated March 12, 1997, regarding alleged rights of Kopmanneni Venedig KB to "The Night Before" and "Salute of the Jugger" and of HB Nybroviken Invest 20 to "Kickboxer". See, among other documents, Letter from William Immerman to Sven-Erik Hammarstolpe, dated June 2, 1997; Assignment by Wetherly, Inc. to the Company, dated April 14, 1989; License granted by Kopmannen i Venedig to Wetherly, Inc., dated December 16, 1988; and Options to Acquire Rights granted by Kopmannen i Venedig to Wetherly, Inc., dated December 16, 1988.

Letter from the Theatrical and Television Motion Picture Special Payments Fund to the Company, dated September 24, 1997, alleging the Company's obligation to pay $104,599 to such fund.

Letter from Peter Dickinson on behalf of the Motion Picture Industry Pension and Health Plans to the Company, dated July 28, 1997, alleging certain obligations of the Company pay into such pension and welfare plans.

Letter from Catherine Scott on behalf of Warner Chappell to the Company, dated October 9, 1997, alleging that the Company is obligated to pay $30,000 to compensate the owners' of certain synchronization rights to music used in "Kickboxer 3". The Company had entered into an agreement with Delta Music, Inc.

pursuant to which, among other things, Delta Music, Inc. purported to provide the Company with a license to such synchronization rights, and the Company has referred the Warner Chappell matter to Delta. (See also Agreement by and among the Company, Delta Music, Inc. and Commercial Fonographica RGE LTDA, dated December 13, 1994, regarding master use license to such music.)

                                  SCHEDULE 2.14


Pending Producers' Agreement--Loanout (Development and Producing Services) by and between the Company, Spelling Films, Inc., Fair Dinkum, Inc. (d/b/a Yard Sale Productions f/s/o Henry Winkler) and Fair Dinkum, Inc. (d/b/a Monument Pictures f/s/o Roger Birnbaum and Steven Bloom) (dated May 14, 1997 but not executed) (re: "Rogues").

Pending Producer Borrowing Agreement by and between the Company and Fox 2000 Pictures (dated September 22, 1997 but not executed) (re: "Vulgarians").

                                  SCHEDULE 3.5

                              Subsidiaries of Buyer


                          Boundless Technologies, Inc.

                                  SCHEDULE 3.7

                                    Conflicts


                                      None

                                                              EXHIBIT 5.4

                         TO THE STOCK PURCHASE AGREEMENT


                         [Werbel & Carnelutti letterhead]




                                                , 1998




Kings Road Entertainment, Inc.
1901 Avenue of the Stars
Los Angeles, California 90067

Gentlemen:

          We have acted as counsel to Morgan Kent Group, Inc., a Delaware corporation ("Morgan Kent"), in connection with (i) the purchase by Morgan Kent of shares of common stock, $.01 par value per share (the "Common Stock"), of Kings Road Entertainment, Inc. (the "Company"), which shares constitute a majority of the outstanding shares of capital stock of Kings Road, pursuant to
a Stock Purchase Agreement (the "Agreement"), dated               , 1997,
between Morgan Kent and the Company and (ii) the other agreements, instruments and documents executed and delivered to the Company by Morgan Kent pursuant to or in connection with the Agreement (the "Additional Documents"). This opinion is being delivered to you pursuant to Section 5.4 of the Agreement. Capitalized terms used herein, unless otherwise defined herein, shall have the meanings ascribed to them in the Agreement.

          In connection herewith, we have examined the Agreement and the Additional Documents and have examined and relied upon the originals or copies, certified or otherwise identified to our satisfaction, of such records, agreements, documents and other instruments, and certificates of public officials and of officers and representatives of Morgan Kent and have made such inquiries of such officers and representatives as we have deemed relevant and necessary as the basis for the opinion hereinafter set forth. In such examination, we have assumed, without independent verification, the genuineness of all signatures (whether original or photostatic) and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified or photostatic copies. We have also assumed that any certificate, telegram, or other document relating to corporate existence or good standing on which we have relied, which was given or dated earlier than the date of this opinion letter, has remained accurate, as far as relevant to the opinions contained herein, from such earlier date through and including the date of this opinion letter. As to certain questions of fact, we have relied upon the certificates of Morgan Kent and the representations of Morgan Kent contained in the Agreement.

          Whenever our opinion with respect to the existence or absence of facts or other matters is indicated to be "to our knowledge" or otherwise based on our knowledge or awareness, such indication is intended to refer only to the actual knowledge concerning the existence or nonexistence of the facts and matters involved of the attorneys presently with our firm who have provided substantial services in connection with our representation of Morgan Kent, and other than as described herein, we have not undertaken any independent investigation or verification to determine the existence or absence of such facts or matters, and no inference as to our knowledge of the existence or absence of such facts shall be drawn from our representation of Morgan Kent.

          We call your attention to the fact that we are qualified to practice law in the State of New York and we express no opinion herein other than in respect of the laws of the State of New York, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

          Based on the foregoing, and subject to the qualifications set forth herein, we are of the opinion that:

          1. Morgan Kent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Morgan Kent has all requisite corporate power and corporate authority to own or lease its properties and assets and to conduct its business as presently conducted. Morgan Kent is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary.

          2. Morgan Kent has all requisite corporate power and corporate authority to execute, deliver and perform the Agreement and the Additional Documents. All necessary corporate action on the part of Morgan Kent has been duly taken to authorize the execution, delivery and performance by Morgan Kent of the Agreement and the Additional Documents to which it is a party and no further consent or authorization by the Company, its Board of Directors or its shareholders is required. Each of the Agreement and the Additional Documents
(i) has been duly authorized, executed and delivered by Morgan Kent to the extent it is a party thereto and (ii) is the legal, valid and binding obligation of Morgan Kent, enforceable against Morgan Kent in accordance with its terms, except (x) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally, and (y) to the extent that such enforceability is subject to general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

          3. The execution, delivery and performance of the Agreement by Morgan Kent and the consummation by Morgan Kent of the transactions contemplated thereby will not conflict with or result in a violation of any provision of Morgan Kent's Certificate of Incorporation or by-laws.

          Except as disclosed in the Agreement, and assuming the truth of the representations made by the Company in the Agreement, Morgan Kent has obtained all consents an authorizations from and made any filings and registrations with any governmental agency or any regulatory agency which it is required to obtain in order for it to execute, deliver or perform any of its obligations under the Agreement in accordance with the terms thereof.

          Our opinion herein is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein. The opinion expressed herein is as of the date hereof, and we assume no obligation to update or supplement such opinion to reflect any facts or circumstances which may hereafter come to our attention or any change in law which may hereafter occur. We bring to your attention the fact that the opinions set forth in this letter are expressions of professional judgment and not a guaranty of a result.

          This opinion is solely for the information of the addressee hereof, and is not to be quoted in whole or in part or otherwise referred to (except in a list of closing documents). Other than the addressee hereof, no one is entitled to rely on this opinion.



                                             Very truly yours,

                                             EXHIBIT 6.2



                              EMPLOYMENT AGREEMENT


The following will confirm the basic terms and conditions of the employment of Kenneth Aguado ("AGUADO") by Kings Road Entertainment, Inc. ("KINGS ROAD"). This Employment Agreement shall be deemed entered into as of December __, 1997.


1. "Kings Road" hereby employs Aguado on a guaranteed basis during the period commencing on the date of the closing of Morgan Kent Group, Inc.'s pending acquisition of Kings Road stock and ending two (2) years thereafter (the "TERM"). "Kings Road Entity" shall refer to Kings Road, or a company owning or controlled by King Road or under common ownership or control with Kings Road, or a company acquiring all or substantially all of the assets of King Road.

2. During the Term, Aguado shall perform the duties of President of Kings Road and shall at all times report directly to the Chief Executive Officer of Kings Road (anticipated to be Gerald Combs). Aguado's title will be "President". Aguado's base of employment will be the metropolitan area of Los Angeles for the duration of the Term. Notwithstanding the foregoing or anything else contained herein to the contrary, Kings Road acknowledges that the following two (2) projects shall be excluded from this Employment Agreement, and Aguado shall be allowed to render non-interfering, non-full-time, second position services for third parties and/or for his own account in connection with each of these excluded projects during the Term: "Vanished" and "The Revenge of the Creatures".

3. Aguado's base salary during the Term shall be at the rate of $125,000.00 per annum. The base salary shall be payable in equal biweekly installments.

4. During the Term, Aguado, shall continue to participate in compensation programs and other employee benefit plans as Aguado has participated in to date pursuant to his most current employment agreement with Kings Road. Such programs include, but are not limited to, the existing Kings Road IRA plan and the health insurance plan. Nothing contained herein shall prevent Aguado's participation in any present or future incentive or other plans which Kings Road may provide to its employees for which Aguado may qualify.

5.   As an employee of Kings Road, Aguado will be entitled to the following:

          (i) A private office (consistent with that of Aguado's position as President) and an exclusive assistant at the Kings Road Los Angeles based offices;

          (ii) Reimbursement for all reasonable business related expenses, subject to IRS - compliant documentation; and

          (iii) First class travel and first class accommodations when required to travel on business related matters.

6. Aguado shall receive 200,000 stock options at current market price under the current Kings Road Stock Option Plan, such options to vest as follows: 50% at the end of the first year of the Term and 50% at the end of the second year of the Term. Such options shall have a five (5) year term.

7. The following shall apply with respect to each "Project" (defined below) for which a Kings Road Entity is neither the sole copyright holder nor co-holder of 50% or more of the copyright. "Project" shall refer to (X) each existing Kings Road project in development as of the date hereof, (Y) each project in which Kings Road owns or controls any rights as of the date hereof (for example and without limitation, a Kings Road property not currently in active development but later initiated or revived such as a sequel to the "Big Easy" or an inactive screenplay later revived for development), and (Z) provided Aguado originates and/or substantially supervises the development of the applicable new Kings Road project, each new Kings Road project commencing development at any time from the date hereof through the duration of the Term. For purposes of clarification, a project covered in Subsection (Y) above and commencing (or recommencing) development following the commencement of the Term shall not also be a new Kings Road project covered by Subsection (Z). The parties agree that the Kings Road Board of Directors shall approve each new Kings Road project before Aguado shall make a financial commitment to develop the same. Aguado shall be deemed to have originated and/or substantially supervised each new Kings Road project commencing development during the Term unless Kings Road notifies Aguado in writing to the contrary concurrent with the Kings Road Board of Directors written acceptance of a project for development, which notification from the Kings Road Board of Directors shall occur not later than ten (10) business days following Aguado's written notice to the Board of his desire to commence development of a project.

          (i) If principal photography of the respective Project commences at any time during the Term, Aguado shall be entitled to 25% of all consideration paid or credited to all Kings Road Entities worldwide in perpetuity from (A) all sources in any and all media whether now known or hereafter devised with respect to the Project, (B) any ancillary and underlying rights thereto (e.g., merchandising, literary publishing, music publishing, etc.), and (C) any and all sequels, remakes and television series based thereon (such consideration shall include without limitation all rights payments, royalties, license fees, fees for services, bonuses, deferments and profits however defined); or

          (ii) If principal photography of the Project commences at any time following the Term, Aguado shall at his election either (A) be entitled to the full participation described in subsection 7.(i) above if Aguado is willing and available to provide full time executive producer services on the Project and either (X) does provide such services or (Y) does not provide such services because Kings Road or the other applicable third party elects not to actually utilize Aguado in such capacity or (B) one-half of such participation (i.e., 12 1/2%) should Aguado desire to render non-exclusive, non-in-person executive producer services on the Project (such election shall be made by Aguado at any time up to eight (8) weeks prior to the scheduled start date of principal photography; provided, however, that if Kings Road has the authority and has set a start date earlier than eight (8) weeks prior to the scheduled start date of principal photography, then Aguado shall make such election within five (5) business days following such scheduled start date but in no event shall Aguado be required to make such election more than twelve (12) weeks prior to the scheduled start date; provided, further, if a start date is set less than eight
(8) weeks ahead of time, then Aguado shall make such election within three (3) business days of written notice to Aguado of the same.

          (iii)     Notwithstanding anything contained in subsections 7(i) and
(ii) above, with respect to projects covered in subsection 7(i)(C), if Aguado does not originate and/or substantially supervise the development of the applicable sequel, remake and/or television series (the "Condition"), then the otherwise applicable percentage participation shall be reduced by one-half (e.g., if Aguado does not satisfy the foregoing Condition with respect to a sequel covered by Subsection 7(i)(C), then Aguado's participation shall be 12 1/2% instead of 25% with respect to such sequel; similarly, with respect to a project for which Aguado receives a participation of 12 1/2% pursuant to subsection 7(ii), with respect to such project's sequel which Aguado does not originate or substantially supervise, Aguado's participation shall be 6 1/4% instead of 12 1/2%).

8. The following shall apply with respect to each Project for which a Kings Road entity is either the sole copyright holder or co-holder of 50% or more of the copyright:

     (i) If principal photography commences at any time during the Term, Aguado shall be entitled to 10% of all consideration paid or credited to all Kings Road Entities from all sources worldwide in perpetuity from (A) the exploitation of the Project in any and all media whether now known or hereafter devised, (B) any and all ancillary and underlying rights thereto, and (C) any and all sequels, remakes, and television series based thereon (collectively "Project Rights") after "Cash Break". "Cash Break" shall be defined as the point in time at which 100% of all consideration received and/or credited to all Kings Road Entities from exploitation of the Project Rights exceeds a sum equal to Kings Road's verifiable out-of-pocket production costs (with there being no Kings Road Entity production and/or overhead fees) and Kings Road Entities' verifiable out-of-pocket distribution expenses (with there being no distribution and/or sales fees chargeable by any Kings Road Entity). For purposes of the foregoing, there shall be no cross-collateralization either (A) between any of the various Projects or (B) between any particular Project and any sequel or remake or any television series Project based on such particular Project. Further, with respect to the foregoing, Aguado shall be entitled to accountings on no less than a semi-annual basis, and shall have customary audit rights; and

      (ii) If principal photography of the Project commences at any time following the Term, Aguado shall at his election either (A) be entitled to the full participation described in subsection 8.(i) above if Aguado is willing and available to provide full time executive producer services and either (X) does provide such services or (Y) does not provide such services because Kings Road or the other applicable third party elects not to actually utilize Aguado in such capacity or (B) one-half of such participation (i.e., 5%) should Aguado desire to render non-exclusive, non-in-person executive producer services (such election shall be made by Aguado at any time up to eight (8) weeks prior to the scheduled start date of principal photography; provided, however, that if Kings Road has the authority and has set a start date earlier than eight (8) weeks prior to the scheduled start date of principal photography, then Aguado shall make such election within five (5) business days following such scheduled start date but in no event shall Aguado be required to make such election more than twelve (12) weeks prior to the scheduled start date; provided, further, if a start date is set less than eight (8) weeks ahead of time, then Aguado shall make such election within three (3) business days of written notice to Aguado of the same.

     (iii) Notwithstanding anything contained in subsections 8(i) and (ii) above, with respect to projects covered in subsection 8(i)(C), if Aguado, does not originate and/or substantially supervise the development of the applicable sequel, remake and/or television series (the "Condition"), then the otherwise applicable percentage participation shall be reduced by one-half (e.g., if Aguado does not satisfy the foregoing Condition with respect to a sequel covered by Subsection 8(i)(C), then Aguado's participation shall be 5% instead of 10% with respect to such sequel; similarly, with respect to a project for which Aguado receives a participation of 5% pursuant to subsection 8(ii), with respect to such project's sequel which Aguado does not originate or substantially supervise, Aguado's participation shall be 2 1/2% instead of 5%).

9. With respect to all Projects (regardless of whether produced during or after the Term), Aguado shall be entitled either to individual producer or executive producer credit (either of which credit may be shared with others) as follows: (i) on screen in the main titles, (ii) in all paid ads, and (iii) in all excluded ads wherever the respective Project's director and/or any other produce is accorded credit (with the exception of congratulatory ads). Notwithstanding the foregoing, should foreign financing government requirements (e.g., Cavco) prohibit Aguado from receiving the foregoing credit, then Aguado agrees to accept a lesser credit (e.g., consultant), or no credit if such restrictions similarly prohibit Aguado's receipt of a lesser credit. Prior to reducing or eliminating Aguado's credit as aforesaid, Kings Road shall meaningfully consult with Aguado concerning the credit situation and shall exercise reasonable good faith efforts to ensure that Aguado receives the best credit reasonably practicable under the circumstances.

10. During the three (3) months following the expiration of the Term or termination of Aguado's employment agreement pursuant to Section 12.1.(i) or
(iv) hereof, Aguado shall be provided with an office, which may be located off-site of the Kings Road offices, and an exclusive assistant. The provisions of this Section 10. shall terminate upon Aguado's commencement of alternative full-time employment.

11.1 If at any time prior to the expiration of the Term, Kings Road shall "cease to maintain an ongoing motion picture business" (defined below), Aguado shall immediately become entitled to the following:

               (i) A lump sum payment equal to 100% of the full balance then remaining of the salary for the duration of the Term (e.g., if Kings Road "ceases to maintain an ongoing motion picture business" on the last day of the first year of the Term, in addition to all then accrued compensation and benefits hereunder, Aguado shall also be entitled to a lump sum payment of the $125,000.00 which would have been paid over the second year of the Term, which sum shall be immediately payable);

               (ii) Immediate vesting of all outstanding stock options pursuant to Section 6 above;

               (iii) Assignment to Aguado of all rights in each then existing Project in development (Aguado may elect to be assigned all or any number of the then applicable Projects) without any further obligation by Aguado to Kings Road other than (A) Aguado assuming all Kings Road executory obligations attaching to such Projects, (B) Kings Road being entitled to reimbursement of all direct and verifiable out-of-pocket expenses incurred with respect to a Project upon the commencement of principal photography (if ever) of the respective Project, and (C) Kings Road being entitled to 25% of all producing fees and profit participations received by Aguado from exploitation of the respective Project. Kings Road's obligation to assign such Projects to Aguado shall be subject to (Y) Kings Road's receipt of evidence reasonably satisfactory to it that Aguado or the applicable business entity organized or engaged to proceed with the development of the Project agrees to make the payments to Kings Road set forth in clauses (B) and (C) of this Section 11.1(iii) and (Z) the rights of any third party to whom Kings Road granted a production, assignment or similar right prior to the commencement of the Project's development.

          (iv) Termination of this Employment Agreement without any further obligation by either party except as set forth in this Section 11.1 and Section
12.2 below, and except as may be reasonably required by Kings Road in connection with the winding up of its motion picture business.

11.2 Kings Road shall be deemed to "cease to maintain an ongoing motion picture business" upon the occurrence of any one of the following:

          (i)  The shutting down of the Los Angeles area operations; and/or

          (ii) The reduction below an annual operating budget of $550,000.00 for general overhead in connection with the Los Angeles Kings Road motion picture operations.

     In no event shall Kings Road be deemed to "cease to maintain an ongoing motion picture business" solely on the basis of there being a "Change of Control" of Kings Road. "Change of Control" shall be deemed to have occurred if Kings Road sells all or substantially all of its assets to another person or entity, or sells, whether by sale, merger, consolidation or otherwise, in one transaction or a series of transactions, a majority of the shares of its capital stock outstanding after the consummation of such transaction or series of transactions (the "Transaction Date") to an entity that is not an affiliate (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended) of Kings Road or Morgan Kent on the Transaction Date.

          Notwithstanding anything contained in this Employment Agreement to the contrary, in the event of a "Change of Control" of Kings Road, all, rights and benefits of Aguado hereunder shall continue, and the resulting third party successor in interest to Kings Road shall be bound by all terms and conditions hereof, including without limitation the provisions of Sections 11.1 - 11.3 hereof concerning what constitutes Kings Road (or the applicable successor entity) being deemed to "cease to maintain an ongoing motion picture business", and what happens in such event.

11.3 Subsection 11.1(iii) above shall also apply should Kings Road at any time cease to maintain an ongoing motion picture business within one (1) year following the expiration of the Term.

12.1 Each of the following shall be a basis for termination of this Agreement:

          (i) Aguado's employment hereunder may be terminated at any time by mutual written agreement of the parties;

     (ii) This Agreement shall automatically terminate upon Aguado's death or, on written notice, upon "Term Incapacity". "Term Incapacity" as used herein shall mean mental or physical incapacity ("Incapacity"), or both, rendering Aguado unable to perform substantially all of his duties hereunder for a period of 60 consecutive days or 120 days in the aggregate during the Term. The existence of Incapacity shall be determined by the Board of Directors of Kings Road (which for purposes of this Section 12 shall not include Aguado) based solely upon certification of such Incapacity by, in the discretion of such Board of Directors, either Aguado's regularly attending physician or duly licensed physician selected by the Kings Road Board of Directors (in which latter case Aguado may have present his regularly attending physician). Aguado shall be deemed to have first become "Incapacitated" on a date the Kings Road Board of Directors has determined that Aguado is Incapacitated as aforesaid and so notifies Aguado in writing. Notwithstanding anything contained herein to the contrary, Kings Road shall have the right to suspend its payments to Aguado hereunder at such time as such Incapacity exceeds fifteen (15) business days in the aggregate during either the first twelve (12) months or second twelve (12) months of the Term and such right shall continue until the earlier of (A) Aguado's Term Incapacity and the termination of this Agreement, or (B) the approval of the Kings Road Board of Directors to Aguado's resumption of his duties under this Agreement, which approval shall be given no later than promptly following a certification of the absence of Aguado's Incapacity, which certification shall be made in the manner set forth above with respect to the certification of his Incapacity, provided that upon Aguado's request the certification process shall proceed as quickly as reasonably practicable.

     (iii) Aguado's employment may be terminated by Kings Road "with cause", effective upon delivery of written notice to Aguado given at any time (without any necessity for prior notice except as otherwise indicated below) if any of the following shall occur:

     (a)  A felony criminal conviction;
     (b) Any other criminal conviction involving Aguado's lack of honesty or Aguado's moral turpitude;
     (c) Drug or alcohol abuse. The determination of drug or alcohol abuse shall be determined in the same manner as "Incapacity" shall be determined in Section 12.1(ii) above;
     (d) Acts of dishonesty, gross carelessness; or gross misconduct which have in the reasonable judgment of the Kings Road Board of Directors an adverse effect on Kings Road; or
     (e) The material breach of any provision of this Agreement, which material breach is not cured within ten (10) business days of written notice thereof, provided that, absent cure, such termination shall be effective the date of delivery of such notice.

          (iv) This Agreement may be terminated by Aguado "with cause" effective upon delivery of written notice to Kings Road given at any time (without any necessity for prior notice except as otherwise indicated below) if any one of the following shall occur:

     (a) The material breach of any provision of the Agreement by Kings Road which material breach is not cured within ten (10) business days of written notice thereof, provided that, absent cure, such termination shall be effective the date of delivery of such notice; or

     (b) If any proceeding is filed by or against Kings Road for bankruptcy, dissolution, or liquidation.

          (v) This Agreement may be terminated in accordance with the provisions of Sections 11.1 - 11.2 above.

12.2 The following shall apply with respect to termination:

     (i) If Aguado's employment is terminated pursuant to Section 12.1(ii) hereof, Aguado shall be entitled to the rights set forth in Section 11.1(i) hereof and any other accrued rights hereunder, and otherwise all of Kings Road's then unaccrued obligations to Aguado shall cease (including all post-term obligations under Sections 7, 8 and 10 hereof), effective the date of such termination;

     (ii) If Aguado's employment is terminated pursuant to Section 12.1(iii) hereof, all of Kings Road's obligations to him (other than accrued unpaid compensation) shall cease (including all post-term obligations under Sections 7, 8 and 10 hereof), effective the date of such termination;

     (iii) If Aguado's employment is terminated pursuant to Section 12.1(iv) hereof, Aguado, shall be entitled to all then accrued rights hereunder, as well as all of his other rights and remedies with respect to this Agreement at law, in equity and otherwise; and

     (iv) If Aguado's employment is terminated pursuant to Section 11.1 hereof, the provisions of Section 11 shall apply, except such provisions shall not apply to, and shall in no way limit or diminish Aguado's rights and benefits pursuant to, Sections 7, 8, and 9 above with respect to Projects that are already produced or in production at the time of the Section 11 termination, which rights and benefits shall survive any termination or expiration of the Employment Agreement.

     (v) Nothing contained in this Section 12.2 shall be construed as limiting and/or eliminating any of the parties' respective other rights and remedies at law, in equity and otherwise in the event of a termination for "cause" hereunder.

13.1 Notwithstanding anything contained herein to the contrary, should any Project be abandoned (i.e., no active development for a period of six (6) or more consecutive months, after which time the Board of Directors of Kings Road shall confirm to Aguado in writing such abandonment upon Aguado's request) and subject to the provisions of Sections 11.1 - 11.3 (which shall take precedence over this Section 13.1 at Aguado's election), Aguado shall be entitled to the exclusive turnaround right with respect to each such abandoned Project as follows:

     (i) Aguado shall have the exclusive right to set up the Project elsewhere for a period of twelve (12) months from written notification to him of abandonment, but in no event for a period ending sooner than twelve (12) months following the expiration or termination of the Term of this Employment Agreement;

     (ii) Upon set up (if ever) with a third party, Kings Road shall assign the applicable third party all of its rights with respect to the abandoned Project;

     (iii) Kings Road shall be entitled to reimbursement of all direct and verifiable out-of-pocket expenses incurred with respect to the abandoned Project upon the commencement of principal photography (if ever) of the abandoned Project;

     (iv) The applicable third party's acquisition of Kings Road's rights in the abandoned Project shall be subject to such third party agreeing to assume in writing all of Kings Road's executory obligations with respect to the abandoned Project; and

     (v) Kings Road will be entitled to 5% of such third party's net profits (which shall be defined pursuant to such third party's standard net profit definition) from the exploitation of the Project.

13.2 Notwithstanding Section 13.1 above, Aguado's foregoing turnaround rights with respect to each abandoned Project shall be subject to and in second position to any third party to whom Kings Road granted a turnaround right upon the commencement of the Project's development.

13.3 Kings Road's obligations under Section 13.1 shall be subject to Kings Road's receipt of evidence reasonably satisfactory to it that Aguado or the applicable business entity organized or engaged to proceed with the development of such abandoned Project agrees to make the payments to Kings Road set forth in subsections (iii) and (v) of Section 13.1.

14. With respect to each Project which is produced at any time, Aguado shall have a right of first negotiation (to be conducted in good faith) to render Executive Producer services on each sequel, remake, and television pilot/seriesbased thereon provided Aguado rendered (to the extent required if at all) producer services on the Project. Aguado's receipt of lesser credit than as individual producer or executive producer, or Aguado's receipt of no credit, because of foreign government financing restrictions (e.g., Cavco) shall not diminish or limit in any manner the foregoing right of first negotiation.

15. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, licensees and all other persons, firms, or corporations claiming under or through each of the parties hereto. Notwithstanding the foregoing, Aguado acknowledges that this Agreement is personal to him, and he shall not be entitled to assign his obligations hereunder without prior written consent of the Board of Directors of Kings Road (excluding Aguado).

16. This Agreement sets forth the entire agreement between the parties and supersedes all prior agreements and understandings, written or oral relating to the terms of Aguado's employment and may not orally be changed, modified, renewed or extended.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of California, applicable to contracts made and to be wholly performed within the State.

Your signature herein will constitute your full acceptance of the terms and conditions set forth.


Very truly yours,


Kings Road Entertainment, Inc.               AGREED AND ACCEPTED:




By:
--------------------------------             -----------------------------
                                             Kenneth Aguado

                                                            EXHIBIT 6.6



                   [Letterhead of Guth Rothman & Christopher]


                                            , 199



Morgan Kent Group, Inc.
545 Madison Avenue, 14th Floor
New York, New York 10022

        Re:  Kings Road Entertainment Inc.

Ladies and Gentlemen:

          We have acted as counsel to Kings Road Entertainment, Inc., a Delaware corporation (the "COMPANY"), in connection with the preparation, execution and delivery of that certain Stock Purchase Agreement, dated as of
           , 1997, by and between the Company and Morgan Kent Group, Inc., a Delaware corporation ("MORGAN KENT"), as amended by that Letter Agreement,
dated as of                , 1997 (together, the "AGREEMENT"). This opinion
letter is provided to you at the request of the Company pursuant to Section 6.6 of the Agreement. Except as otherwise indicated herein, capitalized terms used in this opinion letter are defined as set forth in the Agreement.

          We have examined certain corporate records, certificates and documents in rendering this opinion. In making such examinations, we have made certain customary assumptions, such as the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the lack of any undisclosed modifications, waivers or amendments to any agreements reviewed by us, the conformity to authentic originals of all documents submitted to us as certified or photostatic copies and the truth and accuracy of factual statements contained in such documents and certificates. Except as expressly set forth herein, we have also assumed that the execution, delivery and performance of any agreements or consents are within the powers of each signatory and have been duly authorized and validly carried out. Additionally, we have relied, without independent verification as to certain factual matters upon officers' certificates of the Company, dated the date hereof and attached hereto as EXHIBIT A.

          Our opinions expressed herein are limited to the laws of the State of California, the corporate laws of the State of Delaware and the federal securities laws of the United States and do not address the laws of any other jurisdiction.

          Based upon and subject to the foregoing and the additional qualifications set forth below, we are of the opinion that:

          1. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified as a foreign corporation and is in good standing in the jurisdictions listed in the Officer's Certificate attached as Exhibit A. The Company has all requisite corporate power and authority to own, lease, use and operate its properties, and to carry on its business as now conducted.

          2. (i) the Company has all requisite corporate power and authority to enter into and perform the Agreement and to consummate the transactions contemplated thereby and to issue the Common Stock in accordance with the terms thereof;

               (ii) the execution and delivery of the Agreement by the Company and the consummation by it of the transactions contemplated thereby (including without limitation the issuance of Common Stock contemplated thereby) have been duly authorized by the Company's Board of Directors and no further consent or authorization by the Company, its Board of Directors or its shareholders is required;

               (iii) the Agreement has been duly executed and delivered by the Company, and

               (iv) the Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

     3. The Stock is duly authorized and, upon issuance in accordance with the terms of the Agreement, will be validly issued, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issue thereof and shall not be subject to statutory preemptive rights.

     4. The execution, delivery and performance of the Agreement by the Company and the consummation by the Company of the transactions contemplated thereby will not conflict with or result in a violation of any provision of the Company's Certificate of Incorporation or by-laws. Except as disclosed in the Agreement, and assuming the truth of the representations made by Buyer in the Agreement, the Company has obtained all consents and authorizations from and made any filings and registrations with any governmental agency or any regulatory agency which it is required to obtain in order for it to execute, deliver or perform any of its obligations under the Agreement in accordance with the terms thereof.

     For purposes of the opinions set forth above in paragraph 1, with respect to the good standing and qualification of the Company, we are relying solely upon certificates of good standing from the states of Delaware and California (copies of which are attached hereto as EXHIBIT B), and we express no opinion with respect to such matters beyond the date of such certificates.

     The opinions set forth above in paragraph 2(iv) are subject to and limited by the following:

               (a) the effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws and legal and equitable principles relating to, limiting or affecting the enforcement of creditors' rights generally including, without limitation, preferences and fraudulent conveyances and concepts of materiality, reasonableness, good faith, fair dealing and unconscionability;

               (b) the discretion of any court of competent jurisdiction in awarding equitable remedies (regardless of whether considered in a proceeding in equity or at law), including, but not limited to, specific performance or injunctive relief; and

               (c) the unenforceability under certain circumstances of provisions imposing penalties, forfeitures upon delinquency in payment or the occurrence of a default.

          Whenever our opinion herein with respect to the existence or nonexistence of facts is qualified by the phrase "to our knowledge", or any similar phrase implying a limitation on the basis of knowledge, such phrase means only that the individual attorneys in this firm who devoted substantive attention to the transactions contemplated by the Agreement do not have actual knowledge that the facts as stated herein are untrue. Such persons have not undertaken any investigation to determine the existence or nonexistence of such facts in connection with the preparation of this opinion, and no inference as to the extent of their investigation should be drawn from the fact of their representation of the Company in this or any other instance.

     This opinion letter is rendered solely for your benefit in connection with the Agreement, and may not be relied upon for any other purpose, or furnished to, used, circulated, quoted or referred to by any other person without our prior written consent.



                                        Sincerely,



                                        Guth Rothman & Christopher LLP

                                    EXHIBIT A

                              Officer's Certificate


                             (see attached document)

                                    EXHIBIT B

                           Good Standing Certificates


                            (see attached documents)

                         KINGS ROAD ENTERTAINMENT, INC.
                      1901 Avenue of the Stars, Suite 1545
                          Los Angeles, California 90067


                                 March 12, 1998


To the Shareholders of Kings Road Entertainment, Inc.:

          For the fiscal year ended April 30, 1997, the Company reported net income of approximately $589,000 on feature film revenues of approximately $2,357,000 as compared to net income of approximately $1,972,000 on feature film revenues of approximately $8,345,000 for the prior fiscal year. The substantial decrease in revenues of approximately 72% resulted primarily from the lack of new films produced by the Company during the fiscal year and the sale of certain rights of the Company in various pictures owned or distributed by the Company that accounted for approximately $5,255,000 of the Company's revenues during the fiscal year ended April 30, 1996. Net income decreased by approximately 70% reflecting the aforementioned decrease in revenues.

     Most importantly, however, on December 24, 1997, the Company and Morgan Kent Group, Inc. ("Morgan Kent") entered into a Stock Purchase Agreement, dated as of December 11, 1997. Pursuant to such agreement, the Company agreed to issue to Morgan Kent a number of shares of Common Stock whereby Morgan Kent would hold approximately 53% of outstanding shares of Common Stock at the date of such stock issuance in return for a purchase price of $2,967,738, or $.4656 per share of Common Stock. Prior to the closing of the contemplated transaction, the Company would make a cash distribution to shareholders of approximately $2,500,000 in the aggregate. If the contemplated transaction with Morgan Kent is approved by the stockholders, the Company will be able to make a significant cash distribution to its shareholders without decreasing the capital of the Company.

        Thank you for your continued support.


                                        Sincerely yours,




                                        By: /s/ Kenneth I. Aguado
                                           ------------------------------------
                                            Kenneth I. Aguado
                                            Chairman of the Board of Directors
                                            and Chief Executive Officer

                                    Exhibit B



                                             December 11, 1997

Morgan Kent Group, Inc.
545 Madison Avenue, Suite 1400
New York, NY 10022
Attn: J. Gerald Combs

                         Re: Stock Purchase Agreement

Dear Gerry:

     Each of the parties to the Stock Purchase Agreement (the "Agreement") entered into by and between Kings Road Entertainment, Inc. (the "Company") and Morgan Kent Group, Inc., dated as of the same date hereof, acknowledges that, as of the date hereof, the Company does not have authorized a sufficient number of shares of its common stock, par value $.01 per share (the "Common Stock"), to consummate the transactions contemplated by the Agreement. To induce Morgan Kent to enter into the Agreement, the Company hereby undertakes to use its best efforts to obtain the consent of holders of a majority of the outstanding shares of Common Stock to effect a reverse stock split (the "Split") with respect to outstanding shares of Common Stock that will result in the Company's having a sufficient number of shares of Common Stock authorized and, assuming such consent is obtained, to effect the Split prior to the Closing (as such term is defined in the Agreement). Accordingly, each of the parties acknowledges and agrees that following the effective date of the Split, all references in the Agreement to price per share of common stock and number of shares of common stock shall be appropriately adjusted to reflect the effect of the Split.

     Please indicate your acceptance and agreement to the foregoing by signing in the space provided below.

                                   Sincerely,

                                   Kings Road Entertainment, Inc.

                                   By:
                                   ------------------------------
                                        Kenneth I. Aguado

                                   Its: Chief Executive Officer
ACCEPTED AND AGREED TO:

Morgan Kent Group, Inc.

By:  /s/ J. Gerald Combs
---------------------------
J. Gerald Combs


Its:  President
---------------------------
Dated:  December 11, 1997
---------------------------

                              Exhibit C

                              December 11, 1997

Morgan Kent Group, Inc.
545 Madison Avenue
14th Floor
New York, New York 10022

     Re:  Morgan Kent Group, Inc. Purchase of Shares of
          Common Stock of Kings Road Entertainment, Inc.

Dear Sirs:

          The undersigned, the holder on the date hereof of a majority of the outstanding shares of common stock, $.01 par value per share (the "Common Stock"), of Kings Road Entertainment, Inc. (the "Company"), acknowledges that the Company and Morgan Kent Group, Inc. ("Morgan Kent") propose to enter into a Stock Purchase Agreement (the "Stock Purchase Agreement") whereby Morgan Kent will purchase 6,374,007 newly-issued shares of Common Stock, providing Morgan Kent with 53% of the shares of Common Stock outstanding after such issuance by the Company and purchase by Morgan Kent. In recognition of the benefit that such a purchase will confer upon the undersigned as a stockholder of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that, except to the extent permitted in accordance with the volume limitations of Rule 144 of the Securities Act of 1933, as amended (the "1933 Act"), for a period of one year from the date of the Stock Purchase Agreement, the undersigned will not, directly or indirectly, sell, grant any option for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of any legal or beneficial interest in any shares of Common Stock, any securities convertible into or exchangeable or exercisable for shares of Common Stock, or any warrants, options, or other rights to purchase, subscribe for, or otherwise acquire any shares of Common Stock (including, without limitation, any such shares, securities or rights that may be deemed to be beneficially owned by the undersigned in accordance with the Rules and Regulations of the Securities and Exchange Commission promulgated under the 1933 Act); provided, however, that the undersigned may dispose of any and all shares of Common Stock held by it to Susan F. Aguado, Kenneth I. Aguado and Joan A Shapiro, the beneficiaries of the Estate of Stephen Friedman (the "Estate").

          In addition, the undersigned hereby appoints Morgan Kent as the proxy of the undersigned with full power of substitution (the "Proxy Power") to vote and represent all shares of Common Stock registered in the name of the undersigned in favor of the execution of the Stock Purchase Agreement and the performance by the Company of the transactions contemplated thereby, including the election of Mr. J. Gerald Combs and Mr. Combs' nominee to the Board of Directors of the Company and the effectuation of a reverse stock split as contemplated in that certain side letter, dated the date hereof, from the Company to Morgan Kent. The Proxy Power shall be irrevocable; provided, however, that the Proxy Power shall terminate as of the termination of the Stock Purchase Agreement.

                                   ESTATE OF STEPHEN FRIEDMAN


                                   By: /s/ William Immerman
                                   ---------------------------
                                      Name:  William Immerman
                                      Title:  Executor

          In recognition of the benefit that the purchase of shares of Common Stock by Morgan Kent will confer upon the undersigned and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, upon the disposition by the Estate to the undersigned of any and all shares of Common Stock held by the Estate, the undersigned agree, with respect to such disposed shares, to abide by the agreements made by the Estate in the foregoing letter from the Company to Morgan Kent.

                                    /s/ Susan F. Aguado
                                   ------------------------
                                   Susan F. Aguado


                                    /s/ Kenneth I. Aguado
                                   ----------------------
                                   Kenneth I. Aguado


                                    /s/ Joan A. Shapiro
                                   -------------------------
                                   Joan A. Shapiro
117878